# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: United Maritime Corp, CIK 0001912847
CUSIP: Y92335101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Date of event which requires filing of this statement: 03/09/2026
Amends the filing with accession number 0001140361-23-000837
Filed by CIK 0001953130
Persons authorized to receive notices and communications: Stamatios Tsantanis, 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74, 0030 213 01 81 507

## Reporting persons
- Tsantanis Stamatios (CIK 0001953130): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 1,394,534; shared voting power 0; sole dispositive power 1,394,534; shared dispositive power 0; aggregate amount beneficially owned 1,394,534 (14.62% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: United Maritime Corp
Address of issuer's principal executive offices: 154 Vouliagmenis Avenue, Glyfada, Greece (J3), 166 74
Comment: Explanatory Note: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") on January 6, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2024 and Amendment No. 2 to Schedule 13D filed with the Commission on April 10, 2025 ("Amendment No. 2", and as further amended and supplemented by this Amendment No. 3, the "Schedule 13D") by the Reporting Person (as defined in Item 2), to reflect an increase in the beneficial ownership of the Reporting Person of Common Stock (as defined in Item 1).

## Item 2. Identity and Background
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding during the last five years.
Civil proceedings (securities laws) in the last five years:
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except as set forth in this Amendment No. 3, there are no material changes to this Item 2 from Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 6 is incorporated herein by reference.

Except as set forth in this Amendment No. 3, there are no material changes to this Item 3 from Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Aggregate number and percentage of class beneficially owned: 1,394,534 shares, or approximately 14.62% of the class, based on 9,538,139 shares of Common Stock outstanding as of April 7, 2026, based on information received from the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole voting and investment power with respect to the Common Stock.
Transactions in the class effected during the past sixty days:
The information set forth in Item 3 above is hereby incorporated herein by reference.

Except as described herein, no transactions in the Common Stock have been effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The first paragraph of Item 6 is hereby amended and restated in its entirety to read as follows:

As described herein, the Reporting Person in his capacity as an executive officer of the Issuer, has been, and is expected in the future to be, granted shares of Common Stock in accordance with the Issuer's 2022 Equity Incentive Plan, as amended. On March 9, 2026, 200,000 shares of Common Stock were issued pursuant to the Issuer's 2022 Equity Incentive Plan, as amended, to the Reporting Person. These shares of Common Stock are subject to vesting provisions, as follows: 60,000 shares of Common Stock will vest on September 9, 2026, 60,000 shares of Common Stock will vest on April 9, 2027 and 40,000 shares of Common Stock will vest on September 9, 2027.

Except as set forth in this Amendment No. 3, there are no material changes to this Item 6 from Amendment No. 2.

## Signatures
- Tsantanis Stamatios: /s/ Stamatios Tsantanis, Stamatios Tsantanis (04/08/2026)